2007 Ontario Budget

CHAPTER III

Ontario's Tax System Supports Expanded Prosperity

Overview

         The tax system plays an important role in the McGuinty government's plan to build opportunities for all Ontarians.
         It provides the revenues to fund the priorities that matter most to Ontarians, such as health care and education.
         Specific tax measures also help to achieve the government's economic and social policy objectives. A modern, efficient, competitive and forward-looking tax system is fundamental to building a path to a stronger economy.

         Taxes are one element of a competitive business environment that helps attract investment and promotes well-paying jobs.
         The new tax measures proposed in this Budget would help to foster strong and sustained economic growth in this province.
         In addition to reducing the Business Education Tax for businesses, the government is proposing to accelerate the elimination of the capital tax. The Budget proposes to maintain tax support for key sectors of the economy and activities in Ontario. The government is also continuing its ongoing efforts to modernize and streamline the tax system to allow businesses to spend less time on paperwork and more time creating jobs and fostering a strong, prosperous economy.

         At the same time, this Budget proposes to strengthen support for those who need it the most - the vulnerable and children in low-income families. These measures would build on the government's accomplishments over the past three years and further advance the plan for long-term, sustainable economic growth. Over this period, tax and other measures have been introduced to assist seniors, children and low-income individuals. The government has also made landmark changes to increase transparency, accountability and administrative efficiency in the tax system.

         This chapter provides information on measures proposed in the Budget. For precise details of these measures, the reader is advised to consult the amending legislation.

Enhancing Ontario's Investment Climate

         Lower taxes on business attract investment to Ontario and help business compete in the global marketplace.
         Increased capital investment means more jobs, higher productivity, stronger communities and a better quality of life for Ontarians. See Chapter I, Section F: Expanding Opportunities for Economic Growth for more information.

         Eliminating the Capital Tax in 2010

         The capital tax, which currently raises about $1.3 billion per year, is widely recognized as a barrier to investment because it taxes investment rather than profits. In 2004, the government legislated a schedule to eliminate the capital tax by 2012. This plan is providing immediate benefits to business. The annual increases in the capital tax deduction result in tax savings to all businesses that pay capital tax and will eliminate capital tax entirely for more than 14,000 additional small- and medium-sized businesses by 2008. Further, the accelerated rate cut announced in the 2006 Ontario Budget provided a five per cent capital tax rate cut - two years earlier than the rate cuts were scheduled to begin. The capital tax reductions since 2004 will have saved Ontario businesses over $375 million cumulatively by the end of 2007-08.

         In the 2006 Ontario Budget, the government announced its intention to eliminate the capital tax in 2010 should the fiscal position allow. In this Budget, the government proposes to fulfil that goal and will introduce legislation to eliminate the capital tax effective July 1, 2010. Businesses would be able to reinvest more savings to grow, modernize their operations and create more jobs. Increased investment and employment create economic growth, which in turn generates additional tax revenues to support investments in health care, education and infrastructure.

         Eliminating the capital tax will provide a revenue windfall to the federal government because corporations will no longer be deducting Ontario capital tax for federal corporate income tax purposes. Ontario estimates that the elimination of Ontario's capital tax would result in a federal gain of about $300 million per year.

         To further promote economic growth, the Province is calling on the federal government to return this windfall gain to Ontario so that the Province can make additional investments to build a more prosperous economy.

         Table 1 sets out the proposed accelerated capital tax elimination plan:

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Ontario's Proposed Accelerated Capital Tax Elimination Plan                                            Table 1
--------------------------------------------------------------------------------------------------------------
                                                                                Rates (%)
                              --------------------------------------------------------------------------------
                                                                   Financial Institutions
                                              ----------------------------------------------------------------
                                                                       Taxable Capital Above $400 Million
                 Deduction      Regular       1st $400 Million     -------------------------------------------
                   ($ M)      Corporations    of Taxable Capital     Non-Deposit Taking      Deposit Taking
--------------------------------------------------------------------------------------------------------------
Jan. 1, 2004         5             0.3                0.6                   0.72                   0.9
Jan. 1, 2005         7.5           0.3                0.6                   0.72                   0.9
Jan. 1, 2006        10             0.3                0.6                   0.72                   0.9
Jan. 1,             12.5           0.285              0.57                  0.684                  0.855
2007(1)
Jan. 1,             15             0.285              0.57                  0.684                  0.855
2008(1)
Jan. 1, 2009        15             0.225              0.45                  0.54                   0.675
Jan. 1, 2010        15             0.15               0.3                   0.36                   0.45

                ----------------------------------------------------------------------------------------------
July 1,                                     Proposed Accelerated Elimination Date
2010(2)
                ----------------------------------------------------------------------------------------------
Jan. 1,              15            0.075               0.15                 0.18                 0.225
2011(3)
                ----------------------------------------------------------------------------------------------
Jan. 1, 2012                                     Legislated Elimination Date
--------------------------------------------------------------------------------------------------------------
(1)  Rates in table reflect the five per cent capital tax rate cut announced in the 2006 Ontario Budget and enacted on May 18, 2006.
(2)  Elimination would be pro-rated for taxation years straddling the effective date.
(3)  Rates in the absence of the accelerated elimination proposed in this Budget.
--------------------------------------------------------------------------------------------------------------

         Corporate Tax Harmonization

         In October 2006, Ontario and the federal government signed a memorandum of agreement to transfer administration of certain Ontario corporate taxes to the Canada Revenue Agency effective for taxation years ending after 2008.
         These taxes include Ontario's corporate income tax and capital tax.

         Moving to a single corporate tax administration would eliminate duplication and simplify tax compliance. Ontario businesses would save up to a total of $100 million per year from one tax form, one tax administration and one set of tax rules. It would allow Ontario businesses to focus less on paperwork and more on what they do best -
         creating jobs and fostering a strong, prosperous economy.

         As part of federal administration, Ontario agreed to harmonize with the federal corporate income tax base. To improve Ontario's competitiveness and enhance the benefits from tax base harmonization, the 2006 Economic Outlook and Fiscal Review proposed that only two of Ontario's existing differences from the federal corporate income tax base be replaced:

         •  A 4.5 per cent non-refundable tax credit was proposed to replace the current deduction for the portion of the federal investment tax credit that relates to scientific research and experimental development in Ontario.

         •  A tax credit and debit mechanism was proposed to maintain the effect of Ontario's existing resource allowance for the mining and oil and gas sectors.

         Corporate income tax base harmonization would provide a $90 million annual Ontario corporate income tax cut. This is in addition to the annual tax compliance savings of up to $100 million.

         This Budget proposes further measures to support corporate income tax base harmonization and reduce tax compliance costs for business. These measures are described later in this Chapter.

         Enhanced Dividend Tax Credit

         In November 2006, legislation was passed to encourage greater investment in Ontario corporations and to better integrate the corporate and personal income tax systems by paralleling the federal enhancement of the dividend tax credit (DTC). This initiative promotes investment by Ontarians by bringing the tax rate on dividends more in line with the tax rates on other types of investment income. Ontario taxpayers will pay less tax on their dividends from large Canadian corporations, which will create a more competitive business and investment climate.

         Dividend Tax Credit

         In Canada, corporate income is subject to federal and provincial corporate income taxes. If distributed as dividends to individuals, this income is also subject to federal and provincial personal income taxes.

         Before 2006, the personal income tax system provided partial relief to individuals from corporate income taxes on dividends paid by Canadian corporations. This relief was provided to taxable individuals resident in Canada
         (eligible shareholders) through the gross-up and DTC as follows:

         •  The eligible shareholder included the taxable dividend in income for tax purposes to represent the before-tax income earned by the corporation. The taxable dividend was equal to the amount of the dividend received plus
            25 per cent (the gross-up).

         •  The eligible shareholder received a federal non-refundable tax credit equal to 13.33 per cent of the taxable dividend and an Ontario non-refundable tax credit of 5.13 per cent of the taxable dividend to offset the income tax paid at the corporate level.

         •  This mechanism assumed a 20 per cent notional federal-provincial corporate income tax rate.

         The combined federal-provincial income tax rate for most corporate income other than small business income is higher than 20 per cent. As a result, dividends distributed to shareholders by large corporations could be subject to a combined corporate and personal income tax rate higher than that on other types of investment income.

         Enhancements to the DTC for Eligible Dividends

---------------------------------------------------------------
Ontario Dividend                                       Table 2
Tax Credit Rate
---------------------------------------------------------------
                                             Rate for Other
    Taxation        Rate for Eligible      Canadian Dividends
      Year            Dividends (%)               (%)
---------------------------------------------------------------
      2005                 5.13                   5.13
      2006                 6.5                    5.13
      2007                 6.7                    5.13
      2008                 7.0                    5.13
      2009                 7.4                    5.13
      2010                 7.7                    5.13
---------------------------------------------------------------

         In November 2005, the federal government proposed to reduce the federal income taxes payable on dividends from income subject to the federal general corporate income tax rate (eligible dividends).

         To accomplish this, the federal government has provided an enhanced gross-up and DTC for eligible dividends. For
         2006 and future tax years, eligible dividends are grossed up by 45 per cent, meaning that shareholders include in income a taxable dividend equal to 145 per cent of the dividend received. The federal DTC for eligible dividends is 18.97 per cent, which is based on the 2010 federal corporate income tax rate.

         To better integrate corporate and personal income taxes and to ensure greater consistency with taxes on other types of investments, the Ontario Government is providing an enhanced provincial DTC on eligible dividends.
         The enhanced DTC is being phased in from 2006 to 2010. (See Table 2 for rates.)

         When fully phased in, the enhanced DTC will fully offset Ontario's 12 per cent corporate income tax rate for manufacturing, processing, farming, fishing, logging and mining income for individuals who are paying personal income tax at Ontario's top marginal tax rate.

         The 25 per cent gross-up and 5.13 per cent DTC continue to apply to Canadian dividends that are not eligible for the enhanced gross-up and DTC.

         This measure will provide Ontario personal income tax savings to Ontario investors of approximately $40 million in 2006-07, rising to $120 million in 2010-11, when the enhancement is fully phased in.

Supporting Key Priorities

         In addition to maintaining a positive investment climate, the tax system is an essential tool for supporting the government's social and economic policy objectives. For example, Ontario's tax system provides low-income
         Ontarians with additional financial resources for a better quality of life and enhanced opportunities.

         Relief for Low-Income Ontarians

         Ontario Child Benefit
         This Budget proposes a major restructuring of Ontario's child benefits system with the creation of a new Ontario
         Child Benefit (OCB) to support children in low-income families.

         The new OCB would provide an additional $2.1 billion cumulatively in benefits over the first five years to nearly
         1.3 million children in over 600,000 families. See Chapter I, Section A: Expanding Opportunities for Children and
         Families, for further details.

         Ontario Property and Sales Tax Credits for Seniors

         Ontario Property and Sales Tax Credits for seniors provide property and sales tax assistance to seniors with modest incomes. Since 2003, the government has made several changes to these credits to ensure that they better reflect the circumstances facing seniors.

         The Government of Ontario wants seniors who receive the minimum level of income guaranteed by the government from
         Old Age Security (OAS), Guaranteed Income Supplement (GIS) and Ontario Guaranteed Annual Income System (GAINS) to
         get the full benefit of the Ontario Property and Sales Tax Credits. Because this level of income is rising, the
         Province proposes to increase the senior couples' income threshold for these credits beginning in 2007. The new threshold would be determined when the federal government finalizes OAS and GIS amounts for 2007. See Chapter I,
         Section A: Expanding Opportunities for Children and Families, for more information.

         Ontario Home Electricity Relief

         To help with the higher electricity costs of this past year, the government has provided more than $100 million in one-time payments to approximately 1.5 million low-income Ontario families. The Ontario Home Electricity
         Relief program has provided up to $60 for single people and up to $120 for families of two or more, including children. The majority of payments were issued in the fall of 2006.

         Universal Child Care Benefit

         The government recognizes the importance of maintaining support for families and children in need of government assistance. Legislation has been enacted to ensure that eligibility for the Ontario Child Care Supplement for
         Working Families, Ontario Property and Sales Tax Credits and other income-tested provincial programs is not affected by the new federal Universal Child Care Benefit. The government has also ensured that eligibility for means-tested programs, like social assistance, does not change because of the introduction of this federal benefit.

         Supporting the Environment

         Protecting the environment is key to maintaining the well-being and health of Ontario's communities. The
         Province has implemented a number of initiatives to improve air quality and encourage energy conservation, including retail sales tax (RST) initiatives. For example, to make fuel-efficient hybrid vehicles more attractive to Ontarians and support the auto industry's production of more fuel-efficient vehicles, the government doubled the RST rebate for qualifying hybrid vehicles from $1,000 to $2,000 as part of the 2006 Ontario Budget.

         Rebate for Clean Home Energy Systems

         To continue support for the production of cleaner energy, it is proposed that the temporary RST rebate for residential purchases of solar, wind, micro hydro-electric and geothermal energy systems be extended to purchases made before January 1, 2010.

         Supporting an Innovative and Knowledge-Based Economy

         Ontario's tax system is also used to encourage certain vital economic activities such as skills training and research and innovation. Innovative industries with high-value-added workers are engines of economic growth. See
         Chapter I, Section F: Expanding Opportunities for Economic Growth, for more information.

         Apprenticeship Training Tax Credit

         In 2004, the government introduced the Apprenticeship Training Tax Credit (ATTC) to encourage businesses to hire apprentices in certain skilled trades. The ATTC provides businesses with a 25 to 30 per cent refundable tax credit on salaries and wages paid to eligible apprentices who commence employment before January 1, 2008.
         Eligible apprentices must be in their first 36 months of an apprenticeship training program in designated construction, industrial, motive power and service trades.

         To support the availability of skilled workers in key sectors of the economy, the government proposes to extend the ATTC to eligible apprentices who commence employment before January 1, 2012. Eligible expenditures would be salaries and wages paid prior to January 1, 2015.

         In addition, the following six trades will be added to the list of 117 skilled trades that currently qualify for the ATTC:

         •  entertainment industry power technician

         •  process operator - power

         •  tractor-trailer commercial driver

         •  exterior insulated finish systems mechanic

         •  information technology call centre inside sales agent

         •  information technology call centre customer care agent.

         The ATTC tax information bulletin will be updated, and eligibility for each of these trades will be retroactive to the date that the Ministry of Training, Colleges and Universities introduced the apprenticeship program.

         Ontario Production Services Tax Credit

         The film and television industry plays a vital role in underpinning the entertainment and creative cluster in
         Ontario. The government proposes to extend the 18 per cent tax credit rate for the Ontario Production Services
         Tax Credit for one year, until March 31, 2008. This proposed extension reflects the government's commitment to support Ontario's film and television industry and ensure that it remains strong and competitive.

         Ontario Computer Animation and Special Effects Tax Credit

         The government proposes to amend the 20 per cent refundable Ontario Computer Animation and Special Effects Tax
         Credit to allow any wholly owned subsidiary to claim eligible labour expenditures incurred by the parent corporation in respect of the subsidiary's production, effective for productions commencing after March 22, 2007.
         This proposal would simplify the claims process and would be similar to the treatment provided under the film and television tax credits.

         Exemption for Destination Marketing Fees

         To continue support for Ontario's tourism industry and the hotel industry's initiative in funding tourism marketing, the government proposes to extend the RST exemption for destination marketing fees (DMFs) for one year. Any DMFs billed on or before June 30, 2008 would qualify for exemption from the five per cent RST on accommodations.

Corporate Tax Harmonization and Simplification

         On December 13, 2006, the Strengthening Business through a Simpler Tax System Act, 2006 (Bill 174) was introduced. If enacted by the legislature, this bill would implement federal administration of Ontario's corporate income tax for taxation years ending after 2008.

         This Budget proposes additional measures to further support corporate income tax base harmonization and tax simplification.

         Supporting Research and Development

         Ontario Research and Development Tax Credit

         In calculating Ontario taxable income, Ontario currently provides a deduction equal to the portion of the federal investment tax credit (ITC) that relates to qualifying scientific research and experimental development (SR&ED)
         expenditures undertaken in Ontario. With corporate income tax base harmonization, this incentive will automatically expire for taxation years ending after 2008.

         However, to ensure that Ontario maintains its competitive tax advantage for research and development (R&D), the 2006 Economic Outlook and Fiscal Review proposed to replace this deduction with a 4.5 per cent non-refundable tax credit effective for taxation years ending after 2008. The tax credit would maintain the same total amount of support for Ontario-based SR&ED that is delivered through the deduction, which is currently estimated at $200 million a year.

         This Budget outlines additional details of the proposed tax credit.

         •  An eligible expenditure is an expenditure that:

         o  is incurred by a corporation during a taxation year ending after 2008 for SR&ED carried on through an Ontario permanent establishment, and

         o  is a qualified SR&ED expenditure for purposes of the federal ITC.

         •  The new tax credit would be determined after the transitional tax credit and debit, and before the tax credit for
            Ontario corporate minimum tax.

         •  A corporation would have the option to waive all or part of its entitlement to the new credit.

         •  A 20-year carry-forward and three-year carry-back would be provided for unused tax credits, although no carry-back to a taxation year that ends before 2009 would be permitted.

         •  As under the federal ITC rules, partnerships would be entitled to flow the new credit through to active corporate members of the partnership.

         •  The new credit would be subject to recapture and change-of-control rules similar to those that apply to the federal ITC.

         •  Continuation rules would be provided to permit unused credits to be carried forward after an amalgamation or winding-up that is subject to subsection 87(1) or 88(1), respectively, of the Income Tax Act (Canada).

         Adjustments to the Transitional Mechanism for SR&ED

         For Ontario and federal corporate income tax purposes, taxpayers typically have tax pools with respect to amounts that can be carried over to another taxation year. These tax pools apply to various items including, for example, unclaimed deductions for losses and SR&ED expenditures. Currently, tax pool balances may be different for federal and Ontario purposes. However, upon harmonizing with the federal definition of taxable income, each Ontario tax pool balance will assume its federal value. In many cases, this will require upward or downward adjustments to the Ontario pools, which may result in future Ontario tax gains or losses for corporations. Bill 174, the Strengthening Business through a Simpler Tax
         System Act, 2006, proposes a five-year transitional mechanism that is designed to minimize the Ontario tax gains and losses that would otherwise arise in adopting the federal tax pool balances. By generally eliminating these tax gains and losses, the effect of the transitional mechanism is expected to be revenue neutral for the Province.

         The proposed transitional mechanism first calculates the difference between the aggregate of the federal and Ontario tax pool balances. If the total Ontario balance exceeds the total federal balance, a tax credit is provided to reflect the corporation's Ontario tax loss that arises in moving to the lower total federal balance. Conversely, if the total federal balance exceeds the total Ontario balance, additional Ontario tax is charged to reflect the corporation's Ontario tax gain.
         The tax credit or additional Ontario tax (i.e., tax debit) is spread out evenly over five years, commencing with the corporation's first taxation year ending after 2008.

         Two changes are proposed to this mechanism to provide transitional support to R&D companies in Ontario.

         As noted above, the existing Ontario SR&ED incentive that excludes the portion of the federal ITC relating to
         Ontario SR&ED from Ontario taxable income expires for taxation years ending after 2008. The existing incentive is delivered in the taxation year in which the assistance provided through federal ITCs is recognized for purposes of the Income Tax Act (Canada), which is generally the taxation year following the taxation year in which the corresponding federal ITC is claimed. With this one-year lag and potential delays in claiming federal ITCs, there would be a gap between the incentive provided by the new 4.5 per cent tax credit and the existing incentive.

         To eliminate this gap, it is proposed that the amount of a corporation's relevant federal ITCs earned in taxation years ending before 2009 would be added to the corporation's total Ontario balance, to the extent that those ITCs have not expired for federal purposes; have not been taken into account in the calculation of the existing
         Ontario incentive; and were not earned prior to the last time that control of the corporation was acquired. This adjustment for federal ITCs would provide a significant measure of relief to many R&D companies in Ontario.

         Even with that adjustment, the transitional mechanism could still lead to a tax debit for an SR&ED performer where its federal SR&ED pool balance exceeds its Ontario SR&ED pool balance as of the beginning of its first taxation year ending after 2008. This difference could arise, for example, where a corporation has used federal
         ITCs, rather than its federal SR&ED pool, to reduce its federal income tax.

         To provide additional relief in these circumstances, it is proposed that a corporation be allowed to defer tax debits relating to its federal SR&ED pool balance. The corporation could elect to reduce the amount of its total federal balance by the lesser of two amounts. The first amount would be equal to the excess of its federal SR&ED pool balance over its Ontario SR&ED pool balance minus the amount of its adjustment for federal ITCs. The second amount would be the amount by which its total federal balance (determined without reference to the election)
         exceeds its total Ontario balance.

         If the electing corporation incurs sufficient ongoing SR&ED, tax debits relating to the reduction in the total federal balance could be deferred by at least seven years as follows:

         •  For taxation years ending after 2008 and before 2016, a corporation would maintain a cumulative balance of its post-2008 SR&ED expenses. For each of those taxation years, the corporations SR&ED tax deduction would be applied first against that cumulative balance. No tax debit would arise if the SR&ED tax deduction does not exceed the cumulative balance. If a corporation's SR&ED tax deduction exceeds the cumulative balance, the tax debit would be based on the extent to which the SR&ED tax deduction (up to the amount of the reduction in the total federal balance) exceeds the cumulative balance.

         •  For taxation years ending after 2015, a corporation's tax debit would be based on its SR&ED tax deduction for the year and no longer on its cumulative balance.

         Further Enhancements to Tax Harmonization and Simplification

         Corporate Minimum Tax

         The corporate minimum tax (CMT) ensures that larger corporations do not unduly reduce their Ontario income tax through the use of tax preferences. Corporate minimum tax payable is equal to the amount by which four per cent of net income, as determined for accounting purposes, exceeds corporate income tax. In order that the CMT generally acts as a prepayment of corporate income tax and does not result in an additional tax liability, a credit is provided for the amount of CMT paid. This CMT credit can be carried forward to be applied in years where corporate income tax exceeds CMT. At present, the carry-forward period for CMT credits is 10 years. Similarly, losses for CMT purposes can be applied against CMT income in the subsequent 10 years.

         Extending the Carry-Forward of CMT Credits and Losses

         The Budget proposes to extend the 10-year carry-forward period for CMT credits and losses to 20 years. This would parallel the recent extension of the carry-forward period for non-capital losses from 10 years to 20 years that applies for corporate income tax purposes. It would also give corporations increased flexibility to fully claim
         CMT credits under the harmonized corporate income tax base.

         The carry-forward period for CMT credits and losses attributable to taxation years ending after March 22, 2007, would be increased from 10 years to 20 years.

         For taxation years ending after 2008, it is further proposed that the carry-forward period for CMT credits relating to taxation years ending before March 23, 2007, be extended by 10 years to provide a total 20-year carry-forward. This measure would apply to CMT credits outstanding at the beginning of a corporation's first taxation year ending after 2008.

         Simplifying CMT Compliance and Administration

         To ensure that the CMT does not hinder the ability of corporations to reorganize their business affairs, corporations are allowed to exclude from their CMT income accounting gains that are deferred on a corporate reorganization for income tax purposes. A gain is deferred until the asset is disposed of in a transaction not involving a corporate reorganization. This deferral also applies to gains arising from the replacement of assets where a deferral is provided for income tax purposes. The rules that apply to these situations can be complex and often require taxpayers to track the gains over many years.

         To further support the government's efforts to reduce tax compliance costs and streamline tax administration, the
         Budget proposes to simplify these rules, which includes eliminating the need to track gains. The Budget proposes to exempt from CMT the accounting gains arising from corporate reorganizations or the replacement of assets. In addition, when a transferee disposes of a property that was acquired from a transferor that deferred the CMT gain, the transferee would no longer be liable for CMT on that deferred gain. These measures would apply to a disposition, amalgamation or winding-up completed after March 21, 2007.

         Amendments are also proposed to prevent a corporation from receiving a double deduction for losses where a subsidiary amalgamates with or is wound up into the corporation. The amendments would repeal the provisions that allow a flow-through of the subsidiary's losses to the corporation, and would permit the corporation to deduct the full accounting loss. This measure would apply to an amalgamation or winding-up completed after March 21,
         2007.

         Special Additional Tax on Life Insurers

         The special additional tax (SAT) is a tax paid by life insurance companies. To maintain the effect of SAT under the harmonized corporate income tax base, Ontario proposes to introduce a SAT carry-forward credit effective for taxation years ending after 2008. The credit would be equal to the amount of SAT paid for a taxation year ending after 2008. The credit could be applied in a future taxation year to reduce Ontario income tax payable in excess of the greater of CMT (calculated without reference to the future year's income tax liability) and SAT
         (calculated without reference to the future year's income tax and CMT liability). The SAT credit would have the same carry-forward period of 20 years that is proposed for CMT.

         Technical Amendments

         A number of statutes contain references to the Corporations Tax Act or Income Tax Act. Amendments will be proposed to add references to the Taxation Act, 2006, where required.

Paralleling Federal Tax Measures

         Federal changes that affect shared tax bases can have an impact on provincial and territorial tax revenues. The federal government's 2006 budget announced several measures that reduce Ontario's revenues, including fully exempting scholarship income, providing a deduction for tools used by employed tradespersons, and certain capital gains measures. On October 31, 2006, the federal government announced that it would allow the splitting of pension income between spouses and common-law partners for tax purposes.

         Pension Income Splitting

         Beginning with the 2007 taxation year, couples would be allowed to split certain types of pension income for
         Ontario income tax purposes, subject to the relevant federal proposals receiving Royal Assent. This measure would provide about $170 million in Ontario personal income tax savings to couples with eligible income. See Chapter I,
         Section A: Expanding Opportunities for Children and Families, for more information.

Technical Measures

         Corporations Tax Act

         Corporate Minimum Tax - Unrealized Gains and Losses

         Recent changes to Canadian accounting standards require corporations to report certain assets at fair market value rather than historical cost. Furthermore, these standards require any gain or loss accruing on an asset held at the end of a fiscal period to be recognized in net income for that period. The accounting standards could have a significant impact on a corporation's CMT liability.

         Ontario proposes to amend the CMT rules to remove the impact of the recent accounting changes. Income for CMT purposes would be calculated without reference to unrealized gains and losses that are not required to be included in computing income for income tax purposes.

         Similar adjustments would be made when calculating a corporation's total assets for the purpose of determining whether the corporation qualifies for the CMT exemption for small corporations.

         These measures would be effective for taxation years ending after March 22, 2007.

         Electricity Act, 1998

         Payments-in-Lieu

         The Electricity Act, 1998 requires public electricity utilities that are exempt from corporate income tax to make payments-in-lieu (PILs) equal to the amount of tax they would be liable to pay if they were not exempt. This ensures fair tax treatment between public- and private-sector electricity utilities.

         Like private-sector corporations, public electricity utilities will benefit from the scheduled reductions in the federal corporate income tax rate, elimination of the federal capital tax and accelerated elimination of
         Ontario's capital tax.

         The Budget proposes to introduce the following amendments to maintain a level playing field between public and private electricity utilities and their shareholders.

         •  Rules would confirm the current administrative practice of allowing public electricity utilities to defer PILs on rollovers under sections 85 and 97 of the Income Tax Act (Canada). The rules would also confirm that rollovers are only available when transferring assets to a corporation if the corporation is subject to PILs or to a partnership if all the partners are subject to PILs. In addition, effective for taxation years ending after March 22, 2007, a partnership would be deemed to dispose of all its assets at fair market value where a partner ceases to be subject to PILs or where an entity not subject to PILs acquires an interest in the partnership.

         •  While corporations can usually deduct interest paid to their shareholders from their taxable income, shareholders must include the interest received in their taxable income. However, unlike most shareholders, municipalities are not subject to tax or PILs on interest. To prevent the potential for excessive interest deductions by municipal electricity utilities (MEUs), new rules would make the deductibility of interest by MEUs consistent with the proposed Ontario Energy
            Board cost-of-capital rules. The new rules would limit the interest rate on debt to municipalities and impose a debt-to-equity ratio. These measures would be effective for all interest payments made by all MEUs to municipalities after March 22, 2007.

         •  Some MEUs operate businesses other than electricity distribution and generate significant deductions and losses from such businesses. New rules will be proposed to ensure that deductions and losses from a particular business are only used to offset income from that particular business. These measures would be effective for taxation years ending after March 22, 2007.

         Fuel Tax Act

         Railway Fuel

         The Fuel Tax Act requires railways to use clear fuel for their Ontario operations. However, where railways operate across provincial and international boundaries, they may encounter requirements to use coloured fuel in adjacent jurisdictions.
         To minimize the burden on railways to comply with the varying requirements, Ontario has adopted an administrative practice that permits railways to use coloured fuel for their Ontario operations.

         Amendments to the Fuel Tax Act will be proposed to reflect current administrative practice and ensure railways are registered with Ontario for fuel tax purposes.

         Ministry of Revenue staff will communicate with railways operating in Ontario in developing a registration system that will support the appropriate reporting and remittance of fuel tax.

         Retail Sales Tax Act

         Simplified Calculation for Small Software Businesses

         As announced in the 2005 Ontario Budget, the Ministry of Finance launched an RST pilot project for small software businesses. The pilot project recognized that software vendors often provide multiple software services together, requiring use of the regular tax calculation that separates taxable from non-taxable services. The pilot project to simplify the calculation of tax, which began April 1, 2006, allows pilot-project registrants to use the optional simplified RST calculation method of six per cent applied to the total contract price of the software services. It is proposed to extend the pilot period to March 31, 2009, to allow more time to evaluate the effectiveness of the pilot project.

         Tax Credit for Fuel Conservation

         An amendment is proposed to the provisions of the Tax Credit for Fuel Conservation to address an administrative issue arising from certain lease financing situations. The proposed amendment would allow the credit to be deducted from vendors' remittances to ensure the credit is properly provided and accounted for by the vendor.

         Tobacco Tax Act

         Improved Tobacco Tax Enforcement

         To further enhance Ontario's efforts to enforce tobacco tax compliance and protect tobacco tax revenue, a number of enforcement measures are proposed, including:

         •  assigning additional resources to increase enforcement activities relating to the tobacco distribution and retail sector

         •  increasing sanctions and enforcement measures associated with the distribution and possession of contraband tobacco

         •  suspending a retailer's ability to sell tobacco products where the retailer has been found to be repeatedly in violation of the Tobacco Tax Act

         •  suspending other types of licences if a retailer has been found to be repeatedly in violation of the Tobacco Tax
            Act

         •  amending the Tobacco Tax Act to permit agreements with the Canada Border Services Agency to authorize the collection of tobacco tax on tobacco products brought into Ontario by post or courier.

         These measures build on legislative changes enacted in 2004 and 2006.

Non-Tax Revenue

         Diamond Royalty

         Diamonds are a new commodity in Ontario and many aspects of diamond mining differ from those of more traditional mining in the province. Most mineral commodities, including diamonds, are subject to taxation under the Mining
         Tax Act. However, unlike other commodities whose value is set by world trade markets, rough diamonds are not traded on the open market and require a unique and separate system for determining their value. The government will be introducing a new valuation framework for diamonds in addition to other measures designed to ensure the long-term sustainability and global competitiveness of diamond production in Ontario.

         The government is proposing to introduce a diamond royalty system under the Mining Act, similar to the royalty systems of other Canadian diamond-mining jurisdictions. Effective after March 22, 2007, a royalty on the value of a diamond mine's output would be payable by the operator of a mine at the lesser of:

         •  13 per cent of the annual value of the output of the mine, and

         •  the amount calculated on the value of output according to the following graduated scale:

         o  five per cent on the annual value of output in excess of $10,000 and up to $5 million

         o  six per cent on the annual value of output in excess of $5 million and up to $10 million

         o  an additional one percentage point on each additional $5 million in value of output in excess of $10 million to a maximum of 14 per cent on the value of output in excess of $45 million per year.

         With the introduction of a royalty on diamonds, Ontario is proposing to exclude diamonds from taxation under the
         Mining Tax Act, effective after March 22, 2007.

Other Technical Amendments

         To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario's tax system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, legislation will be proposed, including amendments to the following statutes:

         •  Assessment Act

         •  City of Toronto Act, 2006

         •  Community Small Business Investment Funds Act

         •  Corporations Tax Act

         •  Education Act

         •  Electricity Act, 1998

         •  Fuel Tax Act

         •  Gasoline Tax Act

         •  Income Tax Act

         •  Land Transfer Tax Act

         •  Mining Act

         •  Mining Tax Act

         •  Ministry of Revenue Act

         •  Municipal Act, 2001

         •  Police Services Act

         •  Provincial Land Tax Act, 2006

         •  Retail Sales Tax Act

         •  Tobacco Tax Act.

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2007 Budget Impact Summary(1)                                                                              Table 3
($ Millions)
-------------------------------------------------------------------------------------------------------------------
                                                                     2007-08           2008-09             2009-10
                                                             ---------------- ----------------- -------------------
Enhancing Ontario's Investment Climate
  Eliminating the Capital Tax in 2010                                      -                 -                 (5)
Supporting Key Priorities
  Ontario Property and Sales Tax Credits for Seniors(2)                  (6)               (6)                 (6)
  Rebate for Clean Home Energy Systems                                     -               (1)                 (1)
  Apprenticeship Training Tax Credit                                    (20)              (95)                (95)
  Ontario Production Services Tax Credit                                (10)                 -                   -
  Ontario Computer Animation and Special Effects Tax Credit                -                 -                   -
  Exemption for Destination Marketing Fees                               (2)               (1)                   -
Corporate Tax Harmonization
  Corporate Tax Harmonization and Simplification                         (5)               (5)                 (5)
Paralleling Federal Tax Measures
  Pension Income Splitting                                             (170)             (185)               (200)
Technical Measures                                                         -                 -                   -
Non-Tax Revenue
  Diamond Royalty                                                          -                 -                   -
------------------------------------------------------------ ---------------- ----------------- -------------------
Total Revenue Changes                                                  (213)             (293)               (312)
------------------------------------------------------------ ---------------- ----------------- -------------------
- Small, non-existent or prevents revenue loss.
(1)  Numbers may not add due to rounding.
(2)  Estimate based on anticipated adjustment to the 2007 income threshold for senior couples.
-------------------------------------------------------------------------------------------------------------------